FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450               Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE December 6, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on December 6, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that a syndicate of lead arrangers has now obtained credit committee approval for a US $260 million senior loan facility for the construction of the WBJV Project 1 Platinum Mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility will now be subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that a syndicate of lead arrangers has now obtained credit committee approval for a US $260 million senior loan facility for the construction of the WBJV Project 1 Platinum Mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility will now be subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

The syndicate of lead arrangers consists of Barclays Bank plc, together with its affiliate Absa Capital, Caterpillar Financial SARL, Societe Generale and The Standard Bank of South Africa Limited. This syndicate of banks (collectively, the “Lending Group”) has a global presence, direct platinum industry experience and includes two of South Africa’s major banks.

While working with the Lending Group to finalize the loan facility, the Company has been executing a US $100 million Phase 1 development program to complete surface and infrastructure requirements and begin construction on twin declines into the ore body. A Mining Right for the WBJV Project 1 was granted in April 2012 and underground development and construction has been in progress since 2011. Phase 1 is now approximately 80% complete.

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The key terms of the credit approved loan are:

  A US $260 million senior loan with a term of eight years.

  Interest rates payable on the balance of the loan withdrawn at a rate of LIBOR plus 5.0% pre-completion, LIBOR plus 4.75% for two years post-completion and LIBOR plus 5.25% from two years post-completion until maturity.

  An ability to pay the loan down early in tranches.

  An agreed hedging strategy focused on byproduct metals palladium, gold and base metals.

Company President and CEO, R. Michael Jones, commented “The receipt of credit approval for a US$ 260 million loan is a clear indication of the quality of the WBJV Project 1 asset. The international bank approval is an important indicator for Platinum Group Metals Ltd. and South Africa that the platinum industry is open for business. The shallow, good grade deposit at Project 1 is targeted for first production in 2014 and indications are quite positive for the platinum market at that time.”

Company CFO, Frank Hallam, stated “After more than a year of work to obtain this credit approval, we are all very excited to move forward. It’s very satisfying to see this project become a reality.”

Conditions precedent to draw down required by the lending group will include the Company and 26% project holder Wesizwe Platinum Limited (JSE:WEZ) (“Wesizwe”) providing a tranche of equity capital, a cost overrun facility and a working capital provision. Platinum Group owns 74% of the WBJV Project 1. Wesizwe is 45% owned by Jinchuan Group of China and the China Africa Development Fund.

The Company is also currently drilling with ten rigs at the Waterberg discovery on the North Limb of the Bushveld Complex.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has an impressive near surface discovery at Waterberg in Joint Venture with Japan Oil, Gas and Metals Corporation, the Japanese state owned Company.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

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The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the targeted timing for first production at Project 1, the state of the platinum market in 2014, the completion of required financing and the commencement of Phase 2 construction at Project 1. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to successfully obtain equity financing and negotiate a cost overrun facility, the Company’s ability to obtain the requisite personnel to enable the construction work to proceed, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

December 6, 2012

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